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                          May 14, 2024

       Alon Ben-Noon
       Chief Executive Officer
       NeuroSense Therapeutics Ltd.
       11 HaMenofim Street, Building B
       Herzliya 4672562 Israel

                                                        Re: NeuroSense
Therapeutics Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 10, 2024
                                                            File No. 333-279324

       Dear Alon Ben-Noon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gary Emmanuel, Esq.